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Ken Burke · 2nd

Founder - EntrepreneurNOW! Network | Speaker | Serial Entrepreneur | Mentor | Author |

Petaluma, California, United States · 500+ connections ·

Contact info

entrepreneurNOW!

University of Southe California

Providing services

Leadership Development, Public Speaking, Change Management, Training, Management Consulting, Fina Consulting, Business Consulting, Financial Planning, Marketing Strategy, and Marketing Consulting

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Featured

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Negotiating Tools and Techniques, Part 1 - Ken Burke - Optimize Your E

podbean.com

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*** FREE LinkedIn Learning Course ***

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Mission and Vision Statements Explained

Vision and mission statements invite others to s...

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Crea Opti

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Experience

Founder and CEO

entrepreneurNOW!

Nov 2017 – Present · 3 yrs 1 mo

San Francisco Bay Area

The EntrepreneurNOW! Network is dedicated to helping entrepreneurs create, run and grow their businesses. In addition to hundreds of OnDemand videos, worksheets and resources, live events and robust community, the network also offers live one on one and group mentoring.

Check out my NEW Podcast. Click below...

The entrepreneurNOW! Network Podcast...

LinkedIn Learning Instructor for Entrepreneurs

LinkedIn e-learning

Sep 2019 – Present · 1 yr 3 mos

I have over 20 courses on LinkedIn Learning. Check out my courses under the Entrepreneur category or copy this link to go directly to all my courses:

https://www.linkedin.com/learning/instructors/entrepreneurnow

CEO

Microcasting Networks

Nov 2017 – Present · 3 yrs 1 mo

Petaluma, California, United States

Board Of Directors
eZdia Inc.
May 2017 – Present · 3 yrs 7 mos
San Francisco Bay Area

Ezdia is focused in developing high quality SEO content at scale using its proprietary technology platform.
Major clients include Amazon and Walmart.

Board Member
Smári Organics
Feb 2019 – Present · 1 yr 10 mos
San Francisco Bay Area

Smari Organics is an exciting consumer products company who recently launched a line of col brew coffee products called Kaffi.

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Education

University of Southern California
MBA, Entrepreneurship
1989 – 1993